Morgan Crucible

10th December 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

07028740

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

Tracey Bigmore
Assistant Company Secretary

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Trading Statement
Released	07:00 03-Dec-07
Number	9661I

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:9661I
Morgan Crucible Co PLC
03 December 2007

The Morgan Crucible Company plc ("Morgan Crucible"), the advanced materials company, issues its pre-close trading update ahead of its 2007 full year results to be announced on 19th February 2008.

Trading Highlights

- The second half of 2007 has seen revenue momentum for the Group continue, albeit at a more moderate pace than the particularly strong growth level seen in H1. Year on year revenue growth for the full year on a constant currency basis is expected to be over 5%

- Group underlying operating profit margin before one-off items for the full year is expected to be in the mid 12% range continuing the positive momentum seen over the last several years

- As we noted at the half year the weakness of the US dollar, which has shown further declines in the second half of 2007, will have a significant negative translation impact on the Group's sterling reported numbers. Currency translation effects are forecast to represent a c£30m impact to revenue compared to the prior year and a c£6m impact to underlying operating profit

- As we currently stand, our order books remain healthy at the same levels as this time last year. Given the global macro economic environment we continue to monitor the leading indicators in our end markets closely.

Commenting on the results, Mark Robertshaw, Chief Executive Officer, said:

"Our full year results for 2007 will show strong progress on 2006 in overall Group operating profits and profit margins both before and after one off items. We continue to deliver on our strategy of focusing on higher margin, higher growth, higher value-added products and markets and moving away from more commoditised and economically cyclical market segments which we continue to do successfully.

Our market positions are strong and our order books currently remain healthy. In light of the recent market volatility and macro economic concerns, the Board will be keeping a watchful eye on how global demand develops in the coming months but we remain cautiously optimistic about our prospects for continued margin progression next year."

Divisional Trading Comment

Carbon

The Carbon division in 2007 will show progress over 2006 in terms of revenues, profits and operating profit margins. This positive momentum will be achieved despite difficulties in the second half of the year in the American armour business, and some volume and pricing challenges in our traditional European markets.

In the second half of the year, our American armour business has been impacted by one of our key customers suffering from production issues. The resultant slowdown in the customer's production has impacted our top line by c£5m. We took rapid and decisive action by working closely with our customer to help them correct these issues. Our sales have improved significantly in Q4 as we re-established production commensurate with first half levels. In our other end markets in the Americas, our traditional businesses have continued to deliver good results albeit with some softening in our industrial end markets. Sales to the high temperature furnace industry in particular are growing significantly, with additional capability and capacity being added to support this growth.

Whilst our traditional European business faces a challenging market of relatively flat volumes and pricing pressures, we are generating good growth in our German-based Rotary business. In addition, we have installed new armour manufacturing capability and capacity in the UK where orders and sales are showing encouraging development. The NP Aerospace business in which we acquired a 49% stake earlier this year is trading very well with a strong order book for 2008.

Our Asian business is delivering in excess of double-digit revenue growth, with particularly good performance from China. However an ongoing industrial dispute in our Indian facility will adversely impact our second half results.

Whilst the major restructuring projects in Carbon are now complete we have an ongoing focus on cost control in terms of low cost manufacturing initiatives and overhead management. The process of moving business to our low cost manufacturing sites continues as we make ongoing investments in capability and capacity in locations such as Hungary, Mexico and China.

Technical Ceramics

During the year, Technical Ceramics has maintained its ongoing focus on positive mix shift towards higher margin, higher value added end markets such as medical and aerospace. In parallel, our continuous improvement programme in operations, our cost reduction initiatives in fixed overhead, and our emphasis on positive price pass through have all contributed to the further improvement in operating margins which we expect to report for 2007.

As we said earlier this year, at constant currency the 2007 revenues in Technical Ceramics will be slightly reduced due to one major product line with a large US customer coming to the end of its lifecycle in 2006. Despite this we expect to show good progress over 2006 in terms of operating margins and profit.

Looking forward, the US market generally remains healthy although we remain vigilant for any signs of a downturn. Our business in Asia, although smaller, is robust and our European business has been particularly strong in the second half. In Europe and North America a highlight of 2007 has been the strength of our medical and aerospace customers. Developing our exposure to these sectors remains a major theme for the division and these areas of activity we continue to build on.

Overall our order books remain robust. Our new business pipeline also has several strong prospects for 2008. As a result, the outlook for renewed top line growth and margin growth in 2008 looks promising.

Thermal Ceramics

The last two years of trading have seen the Thermal Ceramics division deliver a

very strong level of growth in revenues on a constant currency basis. As we highlighted in our interim statement, the second half of the year will see a moderation in this rate of growth, owing to the high proportion of large project-based sales shipped prior to June.

The key growth region in 2007 has been Europe, driven by large project orders from regional customers for delivery to the Middle East and Asian markets, particularly for aluminium, petrochemical and iron & steel projects. Similarly, Latin America has been strong with a number of large project orders.

Gross margins have improved during this year, with price increases and cost efficiencies offsetting the continued rises in energy and raw material input costs. Operational improvements continue to be a key area of focus with scope to drive further margin improvements going forward. Overall operating profit margins in 2007 are forecast to show healthy levels of progress compared with 2006.

The order book currently remains good. Looking further ahead into next year, we detect some signs of potential market softening in North America and parts of Europe but prospects within Asia remain solid.

Molten Metal Systems

Trading conditions have remained firm throughout the year with demand in Europe and in Asia both ahead of the previous year. However, North American demand has been affected by the weaker automotive and construction sectors, with results from the region also directly impacted by the falling value of the US dollar. Overall operating margins have improved due to continued operational leverage offsetting adverse currency movements. The upgrade of our German and Indian manufacturing plants is progressing to schedule and construction of our new crucible manufacturing facility has commenced in Suzhou, China. Completion of these projects in 2008 will see our global production capacity more closely aligned with anticipated levels of future regional demand.

Financial Position

The full year results for the Group will see continued revenue momentum at over 5% growth on a constant currency basis albeit year on year revenue growth in the second half will be lower than the particularly strong levels delivered in H1.

As noted, Carbon has been impacted by one of our key customers suffering production issues in the second half of the year resulting in a loss of sales of c£5m

In Thermal we have seen very strong growth in large project business over the past twelve months which sets high comparatives for H2 2006 and H1 this year. Despite these high comparatives we are still seeing positive year on year revenue growth in the Thermal businesses but at a more modest level than from the previous twelve month period.

Our order book for the Group currently remains healthy at the same level as this time last year.

Our underlying operating profit margins before one-off items have continued to improve and are expected to be in the mid 12% range which would be an improvement of c150bps over 2006.

The Group has highlighted the impact that currency has had on our results in previous trading updates. With the continuing weakness of the US$ and a basket of other currencies our reported £sterling numbers are adversely impacted. Currency translation effects are forecast to represent a c£30m impact to revenue compared to the prior year and a c£6m impact to underlying operating profit.

In the second half of the year we have continued to undertake restructuring

initiatives, notably manufacturing footprint rationalisations, as part of our 'business as usual' activities. Our forecast gross spend on restructuring for the full year remains in the region of c£10m as highlighted in our trading statement in June.

The Group continues to have a strong balance sheet which provides the flexibility to pursue our stated strategy of pursuing bolt-on acquisitions to accelerate profitable growth in our core businesses. Following the successful purchase of a 49% stake in NP Aerospace in July for £41 million, our net debt is forecast to be approximately one times EBITDA at the end of 2007. Our share buyback programme has continued in the second half of the year and we have now purchased and cancelled shares to the value of c£48m.

Overall Outlook

Given the recent macro economic concerns the Board will be keeping a close eye on market developments in the coming weeks and months. However, our leading market positions and the diversity of the business both geographically and by end market segments leave us cautiously optimistic about the prospects for further operating profit margin progression in 2008.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	16:21 06-Dec-07
Number	3820J

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
The Morgan Crucible Company plc

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Standard Life Investments Limited

4. Full name of shareholder(s) (if different from 3) :
Vidacos Nominees

5. Date of transaction (and date on which the threshold is crossed or reached if different):
5 December 2007

6. Date on which issuer notified:
6 December 2007

7. Threshold(s) that is/are crossed or reached:
14%

RECEIVED
2007 DEC 27 A 9:14

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**	
	Number of shares	**Number of voting rights**
GB0006027295	38,408,863	38,408,863

Class/type of shares if possible use ISIN CODE	**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**		**% of voting rig**	
		Direct	**Indirect**	**Direct**	**Indire**
GB0006027295	39,009,231	22,164,487	16,844,744	8.022%	6.097'

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/ converted)**	**% of votin rights**

Total (A+B)

Number of voting rights	**% of voting rights**
39,009,231	14.119%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Standard Life Investments Limited

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Tracey Bigmore

15. Contact telephone number:

01753 837222

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Regulatory Announcement

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Directorate Change
Released	14:55 07-Dec-07
Number	4759J

RNS Number:4759J
Morgan Crucible Co PLC
07 December 2007

THE MORGAN CRUCIBLE COMPANY PLC ("MORGAN CRUCIBLE") ANNOUNCES DIRECTORATE CHANGES

Morgan Crucible is pleased to announce the appointment of Andrew Given as a Non-Executive Director of the Company with immediate effect.

Joe MacHale, Senior Independent Director and Chair of the Audit Committee, will be resigning as a Director of the Company after the AGM in April 2008. At that point, Mr Given will become Chair of the Audit Committee.

Mr Given is currently senior Non-Executive Director and Chair of the Audit Committee at VT Group plc and was recently the Senior Independent Director and Chair of the Audit Committee of Spectris plc, and was also a Non- Executive Director and Chair of the Audit Committee of Spirent plc. He has had extensive experience within the manufacturing and technology sectors, having been Deputy Chief Executive of Logica plc and held senior management positions in Plessey and Nortel Networks.

Tim Stevenson, Chairman, commented:

"The Board will much miss Joe's wise counsel. I have been especially fortunate to have had him as the Company's Senior Independent Director during my first year as Chairman. We are very pleased that Andrew will be joining us in Joe's stead. I am confident that his blend of skill and experience will enable him to make a strong contribution to the Board".

The Company confirms that there are no other matters requiring disclosure in relation to listing rule 9.6.13.

This information is provided by RNS
The company news service from the London Stock Exchange

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